DONALD R. REYNOLDS

dreynolds@wyrick.com

September 4, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attention:	Ms. Maryse Mills-Apenteng, Special Counsel

Ms. Christine Davis, Assistant Chief Accountant

Ms. Joyce Sweeney, Staff Accountant

Mr. Edwin Kim, Staff Attorney

RE:	Benefitfocus, Inc.

Amendment No. 1 to Registration Statement on Form S-1

(File No. 333-190610)

Ladies and Gentlemen:

On behalf of our client Benefitfocus, Inc. (the “Company”), we have this evening filed an amendment to the Registration Statement on Form S-1 (the “Registration Statement”), which we previously filed publicly with the United States Securities and Exchange Commission (the “Commission”) on August 14, 2013 and submitted confidentially to the Commission on May 10, June 21, and July 23, 2013 pursuant to Title I, Section 106 of the Jumpstart Our Business Startups Act. For your convenience, we are also providing you via overnight delivery five copies of the Registration Statement, marked to show changes from the Company’s last filing of the Registration Statement with the Commission on August 14, 2013.

The Registration Statement reflects the Company’s responses to the comments received on September 3, 2013 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below in italics each of the numbered comments of the Staff’s letter and the Company’s responses thereto. Page references in our response are to the Registration Statement, as amended this evening.

U.S. Securities and Exchange Commission

September 4, 2013

Prospectus Summary, page 1

1.	Please briefly discuss your status as a subsidiary of Goldman Sachs under Bank Holding Company Act of 1956 and it effect on your operations. Further, please provide a more detailed discussion in an appropriate location of the prospectus of any activities from which you will be prohibited by, and those that require approval from, the Federal Reserve and/or Goldman Sachs.

The Company has revised the Prospectus Summary on pages 6 and 7 to briefly discuss its status as a subsidiary of The Goldman Sachs Group, Inc. (“Goldman Sachs”) under the Bank Holding Company Act of 1956 and the effect of this status on the Company’s operations. In addition, on pages 6, 7, 105, and 106, the Company has provided a more detailed discussion of any activities from which it will be prohibited by, and those that require approval from, the Federal Reserve and/or Goldman Sachs.

Management

Director Independence, page 109

2.	You disclose your intention to rely on the controlled company exemptions of the NASDAQ Stock Market and highlight several such instances on page 109. For example, you indicate that your board does not consist of a majority of independent directors and certain committees are not entirely comprised of independent directors. Please revise your discussion to clarify whether you are bound by your intention to rely on the exemptions you indicate and include a materially complete discussion of the available “controlled company” exemptions.

The Company has revised its discussion on pages 6, 34, 35, and 110 to clarify its intention to rely on the exemptions and to include a materially complete discussion of the available “controlled company” exemptions.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Polices

Revenue and Deferred Revenue, page F-8

3.	On page 14 you disclose that as a result of negotiations with your customers, the company may charge rates for professional services that would cause professional services to generate negative gross profit, based on the pricing determination about how much of the subscription price to allocate between professional services and software services. Please describe your methodology for allocating revenue between professional services and software services.

The Company respectfully submits that its methodology for allocating revenue between software and professional services is based on consistent renewals of initial contract values for its software services. The Company believes this is a reasonable and systematic method that it consistently applied, and results in appropriate revenue allocation. Please note that the Company’s revenue and deferred revenue accounting policy, as described on page F-8, provides that the Company recognizes revenue when there is persuasive evidence of an arrangement, the service has been provided, the fees to be paid by the customer are fixed and determinable and collectability is reasonably assured. Software services and professional services are combined and recognized as a single unit of accounting in accordance with generally accepted accounting principles.

U.S. Securities and Exchange Commission

September 4, 2013

The Company does not separate software services and professional services within the consolidated financial statements, and disclosed the allocation of revenue in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) in order to provide investors additional information to help them analyze and understand the Company’s results of operations.

Software services are the Company’s predominant source of revenue, representing approximately 95% and 93% of total revenue for the years ended December 31, 2011 and 2012, respectively, and 93% of total revenue for each of the six months ended June 30, 2012 and 2013. Professional services revenue, which correspondingly represented approximately 5%, 7%, and 7% of total revenue in those periods, do not have readily ascertainable standalone value. The Company only provides professional services in support of its software services, and professional services are primarily contracted for as part of the original customer contract, whereas renewal contracts typically do not include professional services. Therefore, as disclosed on pages 14, 53, 57-58, and 62, the Company, as required by GAAP, recognizes professional services revenue over the longer of the contract term or customer relationship period, while the Company recognizes the related expense as incurred. Particularly during periods of growth, this lack of matching of expense and revenue recognition results in negative gross margins for the Company’s professional services.

The Company determines the contractual rates for its software services based on the nature and extent of the services expected to be rendered. The Company applies these rates consistently throughout the term of the contract and does not adjust it based on the amount of initial or post-contract professional services. The Company’s contractual arrangements with customers do not obligate it to provide, or even offer, reduced software services rates upon renewal. Additionally, the Company does not have a policy or practice of providing its customers with reductions in monthly software subscription rates for renewals subsequent to the initial contract period.

In fact, to date a substantial majority of renewals of software services in periods subsequent to the initial contract period have been priced at or above the initial pricing for such services. Specifically, a review of the entire renewal and payment history of carrier customers that represented 98.3% of all carrier revenue for the period from January 1, 2010 to June 30, 2013 revealed no reductions in monthly software service rates during initial contract terms and revealed that a substantial majority of renewals have been at the same or higher monthly rates than rates contained in the initial contract. In this context, please note that in excess of 90% of the Company’s professional services revenue comes from carrier customers, and the Company’s contracts with employer customers are primarily 1-year evergreen contracts, and continue to automatically renew on the same terms each year until proactively terminated or renegotiated by either party. Rates are consistently charged during the contract and the Company does not offer, commit to or have a practice or policy of providing reduced rates upon renewal.

Based on the above analyses, we respectfully submit that the Company believes that its allocation of revenues between software services and professional services is based on a reasonable and systematic method, whereby monthly software and professional services revenues are appropriately stated at the Company’s best estimate of selling price and fair value. In addition, please be advised that the Company intends to continue to price its monthly software services at a rate at or above the initial contract rate in future renewals. Further, the Company

U.S. Securities and Exchange Commission

September 4, 2013

intends to continue to closely monitor monthly software services renewal rates and other relevant information to support and validate its revenue recognition, and to modify its revenue recognition policy if and when appropriate.

In addition, please note that in response to the Staff’s comment, the Company has revised its disclosure on page 15 to clarify that costs related to professional services are expensed as incurred, while professional services revenue is recognized ratably over the longer of the related contract term or the estimated expected life of the customer relationship. This revised disclosure parallels and complements related disclosures in MD&A under the headings “Components of Operating Results—Cost of Revenue” on page 53, “Comparison of Six Months Ended June 30, 2012 and 2013—Gross Profit” on pages 58-59 and “Comparison of Years Ended December 31, 2011 and 2012—Gross Profit” on page 62.

* * * * *

The Company respectfully submits that the foregoing discussions and the related revised disclosure in the Registration Statement are appropriately responsive to the Staff’s comments. In addition to the revisions discussed above, the Registration Statement includes the estimated public offering price of the Company’s common stock previously disclosed supplementally to the Staff, as well as other updates and revisions. If the Staff has any further comments, please direct them to the undersigned promptly, as we currently anticipate requesting acceleration of effectiveness of the Registration Statement as early as Tuesday, September 17, 2013.

Sincerely,

/s/ Donald R. Reynolds
Donald R. Reynolds

cc:	Shawn A. Jenkins, President and Chief Executive Officer